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                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                                ____________________
                                   SCHEDULE 14D-1/A
                Tender Offer Statement Pursuant to Section 14(d)(1)
                       of the Securities Exchange Act of 1934
                                 (Amendment No. 1)

                    INTERNATIONAL MUREX TECHNOLOGIES CORPORATION
                             (Name of Subject Company)

                                AAC ACQUISITION LTD.
                       an indirect wholly owned subsidiary of
                                ABBOTT LABORATORIES
                                      (Bidder)

                                   COMMON SHARES
                           (Title of Class of Securities)

                                      46005H100
                       (CUSIP Number of Class of Securities)

                                  Jose M. de Lasa
                           Senior Vice President, Secretary
                                and General Counsel
                                Abbott Laboratories
                                100 Abbott Park Road
                          Abbott Park, Illinois 60064-3500
                                   (847) 937-6100

                                  with a copy to:

                                   Scott J. Davis
                                  James T. Lidbury
                                Mayer, Brown & Platt
                              190 South LaSalle Street
                              Chicago, Illinois 60603
                                   (312) 782-0600
              (Name, Address and Telephone Number of Person Authorized
             to Receive Notices and Communications on Behalf of Bidder)

                             CALCULATION OF FILING FEE

     ------------------------------------------------------------------------
     ------------------------------------------------------------------------
            Transaction Valuation                 Amount of Filing Fee
     ------------------------------------------------------------------------
               $240,519,396                              $48,105
     ------------------------------------------------------------------------
     ------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This amount assumes the purchase of 18,501,492 common shares (the "Shares") of the subject company at $13.00 in cash per Share.
/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid:       $48,105
       Form or Registration Number:  Schedule 14D-1
       Filing Party:                 Abbott Laboratories AAC Acquisition Ltd.
       Date Filed:                   March 20, 1998

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                                  Page 1 of 7 Pages
                         Exhibit Index is located on Page 7

CUSIP No.: 46005H100                  14D-1                Page 2 of 7 Pages




1.   Name of Reporting Person: AAC Acquisition Ltd.
     S.S. or I.R.S. Identification Nos. of Above Person: None.
     Name of Reporting Person:  Abbott Laboratories
     S.S. or I.R.S. Identification Nos. of Above Person: 36-0698440

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2.   Check the Appropriate Box if a Member of a Group:              (a)   / /
                                                                    (b)   / /

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3.   SEC Use Only:

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4.   Sources of Funds:  WC

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5.   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e)
     or 2(f):                                                             / /

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6.   Citizenship or Place of Organization: British Columbia (AAC Acquisition
     Ltd.); Illinois (Abbott Laboratories)

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7.   Aggregate Amount Beneficially Owned by Each Reporting Person:   0 Shares

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8.   Check if the Aggregate in Row (7) Excludes Certain Shares:           / /

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9.   Percent of Class Represented by Amount in Row (7):   0.0%

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10.  Type of Reporting Person:  CO (AAC Acquisition Ltd.)
                                CO (Abbott Laboratories)

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                                       2

                                  EXPLANATORY NOTE
                                  ----------------

     This Amendment No. 1 to the Schedule 14D-1 filed March 20, 1998 (the "Original Schedule 14D-1") is being made solely for the purpose of correcting an EDGAR transmission error. This error resulted in pages 10 through 13, inclusive, of the Offer to Purchase dated March 20, 1998 filed as Exhibit
(a)(1) to the Original Schedule 14D-1 being omitted from the electronic EDGAR filing made with the Securities and Exchange Commission on March 20, 1998. Accordingly, Exhibit (a)(1) is being refiled herewith in its entirety. No changes to the Offer to Purchase mailed to shareholders and no other substantive changes to the Original Schedule 14D-1 are being effected hereby.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is International Murex Technologies Corporation, a company organized under the laws of British Columbia (the "Company"), which has its principal executive offices at 2255 B. Queen Street, East, Suite 828, Toronto, Ontario, Canada M4E 1G3. Capitalized terms used in this Amendment No. 1 to the Original Schedule 14D-1 and not defined herein shall have the meanings set forth in the Offer to Purchase dated March 20, 1998 (the "Offer to Purchase") attached hereto as Exhibit (a)(1).

     (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in "The Tender Offer - 6. Price Range of the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a)-(d) and (g) The information set forth in "Introduction" and "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent" of the Offer to Purchase is incorporated herein by reference.

     (e) and (f) During the last five years, neither Abbott Laboratories, an Illinois corporation ("Parent"), nor AAC Acquisition Ltd., a British Columbia company ("Purchaser") and an indirect wholly owned subsidiary of Parent, nor, to the best of their knowledge, any of the individuals listed in "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent" or in
Schedule I of the Offer to Purchase has (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.   PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent" and "The Tender Offer - 9. Background of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in "The Tender Offer - 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

     (b)-(c)  None.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(g) The information set forth in "The Tender Offer - 10. Purpose of the Offer; the Acquisition Agreement" and "The Tender Offer - 12. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a)-(b)   None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent" and "The Tender Offer - 10. Purpose of the Offer; the Acquisition Agreement" of the Offer to Purchase is incorporated herein by reference.

ITEM 8.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "The Tender Offer - 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 9.   FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in "The Tender Offer - 8. Certain Information Concerning Purchaser and Parent" and "The Tender Offer - 12. Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

     This incorporation by reference herein of the above referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in this tender offer.

ITEM 10.    ADDITIONAL INFORMATION.

     (a)  None.

     (b)-(d) The information set forth in "The Tender Offer - 15. Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

     (e)  None.

     (f) Reference is hereby made to the Offer to Purchase attached hereto as Exhibit (a)(1) and the related Letter of Transmittal, attached to the Original Schedule 14D-1 as Exhibit (a)(2), each of which is incorporated herein in its entirety by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1)    Offer to Purchase dated March 20, 1998.

                                      SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 1998.                         AAC Acquisition Ltd.


                                               By: /s/ Thomas D. Brown
                                                  ---------------------------
                                               Name: Thomas D. Brown
                                               Title: Vice President

                                               ABBOTT LABORATORIES


                                               By: /s/ Miles D. White
                                                  ---------------------------
                                               Name: Miles D. White
                                               Title: Executive Vice President

                                    EXHIBIT INDEX

                                                                                     Sequentially
                                                                                      Numbered
Exhibit        Description                                                              Page
-------        -----------                                                           -----------
(a)(1)         Offer to Purchase dated March 20, 1998. . . . . . . . . . . . . . . .
